UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: January 29, 2014		Signed: /s/ Celeste Evancio
	By:	Name: Celeste Evancio
Title: Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: January 29, 2014		Signed: /s/ Celeste Evancio
	By:	Name: Celeste Evancio
Title: Assistant Corporate Secretary

For Release Immediate January 29, 2014

Canadian Pacific announces record fourth-quarter and 2013 full-year financial results

Calgary, AB—Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced record Q4 and 2013 full-year results that clearly demonstrate the significant progress made to date in its corporate and operational turnaround.

FOURTH-QUARTER 2013 HIGHLIGHTS

•	Total revenues were $1.6 billion, an increase of 7 per cent and a quarterly record

•	Reported operating expenses were $1.5 billion, an increase of 4 per cent

•	Adjusted operating expenses were $1.1 billion, a decrease of 6 per cent

•	Reported operating income was $114 million, an increase of 90 per cent

•	Adjusted operating income was $547 million, an increase of 45 per cent

•	Adjusted operating ratio was 65.9 per cent, a 890 basis-point improvement and an all-time record

•	Free cash totaled $212 million, an increase of 194 per cent

Reported net income in the fourth-quarter was $82 million, or $0.47 per diluted share, versus $15 million, or $0.08 per share, in the fourth-quarter 2012.

Adjusted net income in the fourth-quarter was $338 million, or $1.91 per diluted share, representing a 49 per cent improvement versus fourth-quarter 2012.

Adjusted operating expenses, Adjusted operating income, Adjusted operating ratio, Adjusted net income and Free cash are Non-GAAP measures which exclude significant items (*see Non-GAAP Measures below).

“Once again, Canadian Pacific and its outstanding team of railroaders delivered solid results this quarter, closing a historic year with record-setting operational and financial performance,” said E. Hunter Harrison, Chief Executive Officer.

FULL-YEAR 2013 HIGHLIGHTS

•	Total revenues were $6.1 billion, an increase of 8 per cent and a Company record

•	Reported operating expenses were $4.7 billion, a decrease of 1 per cent

•	Adjusted operating expenses were $4.3 billion, a decrease of 2 per cent

•	Reported operating income was $1.4 billion, an increase of 50 per cent

•	Adjusted operating income was $1.8 billion, an increase of 41 per cent

•	Adjusted operating ratio was 69.9 per cent, a 710 basis-point improvement and an all-time record

•	Free cash totaled $530 million for the year, an increase of 470 per cent

Reported net income for 2013 was $875 million, or $4.96 per diluted share, versus $484 million, or $2.79 per share, in 2012.

Adjusted net income for the year was $1.1 billion, or $6.42 per diluted share, representing a 48 per cent improvement versus year-end 2012.

“The transformational pace of change at CP has definitely exceeded expectations,” said Harrison. “We entered 2013 with an aggressive agenda of change and financial targets that would put us squarely in the path of achieving our goal of once again becoming an industry leader. I am proud to report that we exceeded those targets and have reestablished a sense of pride and accomplishment to this historic organization,” added Harrison.

“This journey is far from complete. Riding this positive momentum, I fully anticipate that 2014 will be another year of solid returns for our shareholders,” said Harrison.

2014 FULL-YEAR GUIDANCE

•	Revenue growth of 6 to 7 per cent

•	Operating ratio of 65 per cent or lower

•	Diluted earnings per share (“EPS”) 30 per cent or greater versus 2013 diluted EPS, excluding significant items (*see Non-GAAP Measures below) of $6.42

KEY ASSUMPTIONS

•	Average fuel cost per gallon of US$3.50 per U.S. Gallon

•	Tax rate of 28 per cent

•	Canadian to U.S. exchange rate of 1.05

•	Defined benefit pension income of approximately $50 million in 2014 and 2015

•	Capital expenditures of $1.2 to $1.3 billion

FOURTH-QUARTER SIGNIFICANT ITEMS

Items that impacted reported fourth-quarter 2013 and 2012 earnings include:

2013:

•	$435 million ($257 million after-tax) asset impairment charge and accruals for future costs associated with the sale of the DM&E West which unfavourably impacted diluted EPS by $1.45

•	$7 million experience gains from our 2012 labour restructuring initiative ($5 million after tax), which favourably impacted diluted EPS by 3 cents

•	$5 million management transition costs ($4 million after tax), which unfavourably impacted diluted EPS by 2 cents

2012:

•	$53 million labour restructuring charge ($39 million after tax), which unfavourably impacted diluted EPS by 22 cents

•	$185 million impairment of Powder River Basin and other investment ($111 million after tax), which unfavourably impacted diluted EPS by 64 cents

•	$80 million asset impairment of certain locomotives ($59 million after tax), which unfavourably impacted diluted EPS by 34 cents

FULL-YEAR SIGNIFICANT ITEMS

Items that impacted full year 2013 and 2012 earnings include:

2013:

•	In the first quarter, US $9 million (US $6 million after tax) recovery in the complete satisfaction of certain management transition amounts which had been subject to legal proceedings which favourably impacted diluted EPS by 3 cents

•	In the third quarter, income tax expense of $7 million as a result of the change in the province of British Columbia’s corporate income tax rate which unfavourably impacted diluted EPS by 4 cents

•	$435 million ($257 million after-tax) asset impairment charge and accruals for future costs associated with the sale of the DM&E West which unfavourably impacted diluted EPS by $1.46 for the full year

•	$7 million experience gains from our 2012 labour restructuring initiative ($5 million after tax), which favourably impacted diluted EPS by 3 cents

•	$5 million management transition costs ($4 million after tax), which unfavourably impacted diluted EPS by 2 cents

2012:

In addition to the fourth quarter significant items of 2012 discussed earlier:

•	in the second quarter a charge of $42 million ($29 million after tax) was recorded with respect to compensation and other management transition costs which unfavourably impacted diluted EPS by 17 cents

•	during the first and second quarters of 2012, the Company incurred advisory fees of $27 million ($20 million after tax) related to shareholder matters which unfavourably impacted diluted EPS by 12 cents

•	in the second quarter of 2012, an income tax expense of $11 million as a result of the change in the province of Ontario’s corporate income tax rate which unfavourably impacted diluted EPS by 6 cents

Non-GAAP Measures

We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures exclude significant items that are not among our normal ongoing revenues and operating expenses. They have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Adjusted net income provides management with a measure of income that allows a multi-period assessment of long-term profitability and also allows management and other external users of our consolidated financial statements to compare profitability on a long-term basis with that of our peers. Diluted earnings per share, excluding significant items, also referred to as Adjusted EPS, provides the same information on a per share basis. Operating ratio excluding significant items, also referred to as Adjusted operating ratio calculated as Operating expenses excluding significant items divided by total revenues, provides the percentage of total revenues used to operate the railway on an ongoing basis. Operating expenses excluding significant items is also referred to as Adjusted operating expenses.

Free cash is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes.

For further information regarding non-GAAP measures, including reconciliations to the nearest GAAP measures, see our 2012 annual Management’s Discussion and Analysis or the attached supplementary schedule, Non-GAAP Measures.

Note on Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes. To the extent that CP has provided guidance that is a non-GAAP financial measure, the Company may not be able to provide a reconciliation to a GAAP measure, due to unknown variables and uncertainty related to future results.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Ed Greenberg

Tel: 612-849-4717

24/7 Media Pager: 855-242-3674

Ed_greenberg@cpr.ca

Investment Community

Nadeem Velani

Tel: 403-319-3591

investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended December 31		For the year ended December 31
	2013	2012	2013	2012
Revenues
Freight	$1,570	$1,464	$5,982	$5,550
Other	37	38	151	145

Total revenues	1,607	1,502	6,133	5,695

Operating expenses
Compensation and benefits	343	378	1,418	1,506
Fuel	262	256	1,004	999
Materials	65	60	249	238
Equipment rents	39	48	173	206
Depreciation and amortization	144	140	565	539
Purchased services and other	212	242	876	940
Asset impairments (Note 2)	435	265	435	265
Labour restructuring	(7)	53	(7)	53

Total operating expenses	1,493	1,442	4,713	4,746

Operating income	114	60	1,420	949
Less:
Other income and charges	6	3	17	37
Net interest expense	70	69	278	276

Income (loss) before income tax expense	38	(12)	1,125	636
Income tax (recovery) expense	(44)	(27)	250	152

Net income	$82	$15	$875	$484

Earnings per share
Basic earnings per share	$0.47	$0.08	$5.00	$2.82
Diluted earnings per share	$0.47	$0.08	$4.96	$2.79
Weighted-average number of shares (millions)
Basic	175.4	173.3	174.9	171.8
Diluted	177.0	174.7	176.5	173.2
Dividends declared per share	$0.3500	$0.3500	$1.4000	$1.3500

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of Canadian dollars)

(unaudited)

	For the three months ended December 31		For the year ended December 31
	2013	2012	2013	2012
Net income	$82	$15	$875	$484

Net gain (loss) in foreign currency translation adjustments, net of hedging activities	4	(1)	3	11
Change in derivatives designated as cash flow hedges	(1)	(2)	(1)	9
Change in defined benefit pension and post-retirement plans (Note 3)	1,382	(211)	1,681	(50)

Other comprehensive income (loss) before income taxes	1,385	(214)	1,683	(30)
Income tax (expense) recovery	(355)	58	(418)	—
Equity accounted investments	—	(2)	—	(2)

Other comprehensive income (loss)	1,030	(158)	1,265	(32)

Comprehensive income (loss)	$1,112	$(143)	$2,140	$452

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	December 31	December 31
	2013	2012
Assets
Current assets
Cash and cash equivalents	$476	$333
Restricted cash and cash equivalents	411	—
Accounts receivable, net	580	546
Materials and supplies	165	136
Deferred income taxes	344	254
Other current assets	53	60

	2,029	1,329
Investments	92	83
Properties (Note 2)	13,327	13,013
Assets held for sale (Note 2)	222	—
Goodwill and intangible assets (Note 2)	162	161
Pension asset (Note 3)	1,028	—
Other assets	200	141

Total assets	$17,060	$14,727

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,189	$1,176
Long-term debt maturing within one year	189	54

	1,378	1,230
Pension and other benefit liabilities (Note 3)	657	1,366
Other long-term liabilities	338	306
Long-term debt	4,687	4,636
Deferred income taxes	2,903	2,092

Total liabilities	9,963	9,630
Shareholders’ equity
Share capital	2,240	2,127
Additional paid-in capital	34	41
Accumulated other comprehensive loss	(1,503)	(2,768)
Retained earnings	6,326	5,697

	7,097	5,097

Total liabilities and shareholders’ equity	$17,060	$14,727

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended December 31		For the year ended December 31
	2013	2012	2013	2012
Operating activities
Net income	$82	$15	$875	$484
Reconciliation of net income to cash provided by (used in) operating activities:
Depreciation and amortization	144	140	565	539
Deferred income taxes	(48)	(22)	212	140
Pension funding in excess of expense	(15)	(17)	(55)	(61)
Asset impairments (Note 2)	435	265	435	265
Labour restructuring, net	(12)	50	(29)	50
Other operating activities, net	(28)	(3)	(51)	(84)
Change in non-cash working capital balances related to operations	101	41	(2)	(5)

Cash provided by operating activities	659	469	1,950	1,328

Investing activities
Additions to properties	(434)	(336)	(1,236)	(1,148)
Proceeds from the sale of properties and other assets	35	7	73	145
Change in restricted cash and cash equivalents used to collateralize letters of credit	(65)	—	(411)	—
Other	4	(7)	(23)	(8)

Cash used in investing activities	(460)	(336)	(1,597)	(1,011)

Financing activities
Dividends paid	(61)	(61)	(244)	(223)
Issuance of common shares	14	62	83	198
Issuance of long-term debt	—	—	—	71
Repayment of long-term debt	(11)	(9)	(56)	(50)
Net (decrease) in short-term borrowing	—	—	—	(27)
Other	(3)	1	(3)	1

Cash used in financing activities	(61)	(7)	(220)	(30)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	9	—	10	(1)

Cash position
Increase in cash and cash equivalents	147	126	143	286
Cash and cash equivalents at beginning of period	329	207	333	47

Cash and cash equivalents at end of period	$476	$333	$476	$333

Supplemental disclosures of cash flow information:
Income taxes paid (refunded)	$4	$5	$31	$(3)
Interest paid	$86	$84	$295	$278

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2013	173.9	$2,127	$41	$(2,768)	$5,697	$5,097
Net income	—	—	—	—	875	875
Other comprehensive income	—	—	—	1,265	—	1,265
Dividends declared	—	—	—	—	(246)	(246)
Effect of stock-based compensation expense	—	—	17	—	—	17
Shares issued under stock option plans	1.5	113	(24)	—	—	89

Balance at December 31, 2013	175.4	$2,240	$34	$(1,503)	$6,326	$7,097

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2012	170.0	$1,854	$86	$(2,736)	$5,445	$4,649
Net income	—	—	—	—	484	484
Other comprehensive loss	—	—	—	(32)	—	(32)
Dividends declared	—	—	—	—	(232)	(232)
Effect of stock-based compensation expense	—	—	25	—	—	25
Shares issued under stock option plans	3.9	273	(70)	—	—	203

Balance at December 31, 2012	173.9	$2,127	$41	$(2,768)	$5,697	$5,097

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION

December 31, 2013

(unaudited)

1	Basis of presentation

This unaudited interim consolidated financial information of Canadian Pacific Railway Limited (“CP”, or “the Company”) reflect management’s estimates and assumptions that are necessary for its fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual and interim financial statements and should be read in conjunction with the 2012 consolidated financial statements and 2013 consolidated interim financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2012 consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial information includes all adjustments necessary to present fairly such information.

2	Asset impairments

On January 2, 2014, the Company executed an agreement with Genesee & Wyoming Inc. (“G&W”) for the sale of a portion of CP’s Dakota, Minnesota & Eastern line between Tracy, Minnesota and Rapid City, South Dakota, Colony, Wyoming and Crawford, Nebraska and connecting branch lines (“DM&E West”). The sale, which is subject to regulatory approval by the U.S. Surface Transportation Board, is expected to generate approximately US$215 million in gross proceeds, subject to closing adjustments.

At December 31, 2013, CP has classified DM&E West as an asset held for sale carried at CDN$222 million, being its estimated fair value less estimated direct selling costs. As a result, in the fourth quarter of 2013, the Company recorded an asset impairment charge and accruals for future costs associated with the sale totaling CDN$435 million ($257 million after-tax). The components of the asset impairment charge and charge for the accruals, which are subject to closing adjustments, that were recorded against income as “Asset impairments” are as follows:

(in millions of Canadian dollars)	For the three months ended December 31, 2013
Property, plant and equipment	$426
Intangible assets	2
Goodwill	6

Total asset impairment charge	434
Accruals for future costs	1

Total charge	$435

3	Pensions and other benefits

As a result of higher discount rates at December 31, 2013, compared with December 31, 2012, as well as favourable 2013 equity returns, “Pension and other benefit liabilities” decreased by $709 million, and a “Pension asset” was recognized of $1,028 million. In addition, “Other comprehensive income” from the change in defined benefit pension and post-retirement plans was $1,681 million and the Company’s deferred tax liability increased by $446 million. The Company used a discount rate of 4.90% at December 31, 2013, (2012 – 4.28%) to determine the pension and other benefits obligation.

Summary of Rail Data

Fourth Quarter						Year
2013	2012	Fav/(Unfav)		%	Financial (millions, except per share data)	2013	2012	Fav/(Unfav)		%
					Revenues
$1,570	$1,464	$106		7	Freight revenue	$5,982	$5,550	$432		8
37	38	(1)		(3)	Other revenue	151	145	6		4

1,607	1,502	105		7	Total revenues	6,133	5,695	438		8

					Operating expenses
343	378	35		9	Compensation and benefits	1,418	1,506	88		6
262	256	(6)		(2)	Fuel	1,004	999	(5)		(1)
65	60	(5)		(8)	Materials	249	238	(11)		(5)
39	48	9		19	Equipment rents	173	206	33		16
144	140	(4)		(3)	Depreciation and amortization	565	539	(26)		(5)
212	242	30		12	Purchased services and other	876	940	64		7
435	265	(170)		(64)	Asset impairments	435	265	(170)		(64)
(7)	53	60		—	Labour restructuring	(7)	53	60		—

1,493	1,442	(51)		(4)	Total operating expenses	4,713	4,746	33		1

114	60	54		90	Operating income	1,420	949	471		50
					Less:
6	3	(3)		(100)	Other income and charges	17	37	20		54
70	69	(1)		(1)	Net interest expense	278	276	(2)		(1)

38	(12)	50		—	Income (loss) before income tax expense	1,125	636	489		77
(44)	(27)	17		63	Income tax (recovery) expense	250	152	(98)		(64)

$82	$15	$67		447	Net income	$875	$484	$391		81

92.9	96.0	3.1	310	bps	Operating ratio (%)	76.8	83.3	6.5	650	bps
$0.47	$0.08	$0.39		488	Basic earnings per share	$5.00	$2.82	$2.18		77

$0.47	$0.08	$0.39		488	Diluted earnings per share	$4.96	$2.79	$2.17		78

					Shares Outstanding
175.4	173.3	2.1		1	Weighted average number of shares outstanding (millions)	174.9	171.8	3.1		2
177.0	174.7	2.3		1	Weighted average number of diluted shares outstanding (millions)	176.5	173.2	3.3		2
					Foreign Exchange
0.96	1.01	0.05		5	Average foreign exchange rate (US$/Canadian$)	0.97	1.00	0.03		3
1.04	0.99	0.05		5	Average foreign exchange rate (Canadian$/US$)	1.03	1.00	0.03		3

Summary of Rail Data (Page 2)

Fourth Quarter					Year
2013	2012	Fav/(Unfav)%			2013	2012	Fav/(Unfav)%
				Commodity Data
				Freight Revenues (millions)
$385	$355	$30	8	- Grain	$1,300	$1,172	$128	11
157	156	1	1	- Coal	627	602	25	4
126	133	(7)	(5)	- Fertilizers and sulphur	570	520	50	10
413	335	78	23	- Industrial and consumer products	1,548	1,268	280	22
105	99	6	6	- Automotive	403	425	(22)	(5)
49	46	3	7	- Forest products	206	193	13	7
335	340	(5)	(1)	- Intermodal	1,328	1,370	(42)	(3)

$1,570	$1,464	$106	7	Total Freight Revenues	$5,982	$5,550	$432	8

				Millions of Revenue Ton-Miles (RTM)
10,006	9,628	378	4	- Grain	33,983	33,082	901	3
5,776	5,809	(33)	(1)	- Coal	23,172	22,375	797	4
3,850	3,838	12	—	- Fertilizers and sulphur	18,170	17,058	1,112	7
9,988	8,347	1,641	20	- Industrial and consumer products	37,875	30,469	7,406	24
563	561	2	—	- Automotive	2,329	2,482	(153)	(6)
1,036	1,129	(93)	(8)	- Forest products	4,619	4,713	(94)	(2)
6,192	6,217	(25)	—	- Intermodal	24,101	24,853	(752)	(3)

37,411	35,529	1,882	5	Total RTMs	144,249	135,032	9,217	7

				Freight Revenue per RTM (cents)
3.84	3.69	0.15	4	- Grain	3.82	3.54	0.28	8
2.72	2.69	0.03	1	- Coal	2.71	2.69	0.02	1
3.26	3.47	(0.21)	(6)	- Fertilizers and sulphur	3.14	3.05	0.09	3
4.14	4.01	0.13	3	- Industrial and consumer products	4.09	4.16	(0.07)	(2)
18.64	17.65	0.99	6	- Automotive	17.27	17.12	0.15	1
4.74	4.07	0.67	16	- Forest products	4.46	4.10	0.36	9
5.42	5.47	(0.05)	(1)	- Intermodal	5.51	5.51	—	—
4.20	4.12	0.08	2	Total Freight Revenue per RTM	4.15	4.11	0.04	1
				Carloads (thousands)
121	122	(1)	(1)	- Grain	438	433	5	1
84	88	(4)	(5)	- Coal	330	337	(7)	(2)
41	43	(2)	(5)	- Fertilizers and sulphur	185	177	8	5
133	119	14	12	- Industrial and consumer products	519	469	50	11
38	39	(1)	(3)	- Automotive	146	162	(16)	(10)
15	16	(1)	(6)	- Forest products	66	67	(1)	(1)
254	253	1	—	- Intermodal	1,004	1,024	(20)	(2)

686	680	6	1	Total Carloads	2,688	2,669	19	1

				Freight Revenue per Carload
$3,161	$2,910	$251	9	- Grain	$2,964	$2,707	$257	9
1,888	1,773	115	6	- Coal	1,904	1,786	118	7
3,065	3,093	(28)	(1)	- Fertilizers and sulphur	3,083	2,938	145	5
3,105	2,815	290	10	- Industrial and consumer products	2,982	2,704	278	10
2,797	2,538	259	10	- Automotive	2,758	2,623	135	5
3,254	2,875	379	13	- Forest products	3,132	2,881	251	9
1,322	1,344	(22)	(2)	- Intermodal	1,324	1,338	(14)	(1)
$2,291	$2,153	$138	6	Total Freight Revenue per Carload	$2,226	$2,079	$147	7

Summary of Rail Data (Page 3)

Fourth Quarter					Year
2013	2012(1)	Fav/(Unfav)%			2013	2012(1)	Fav/(Unfav)%
				Operations Performance
68,531	66,204	2,327	4	Freight gross ton-miles (“GTM”) (millions)	267,629	254,354	13,275	5
9,341	10,046	(705)	(7)	Train miles (thousands)	37,817	40,270	(2,453)	(6)
7,844	7,014	830	12	Average train weight—excluding local traffic (tons)	7,573	6,709	864	13
6,668	6,198	470	8	Average train length—excluding local traffic (feet)(2)	6,530	5,981	549	9
7.9	7.4	(0.5)	(7)	Average terminal dwell (hours) (3)	7.1	7.5	0.4	5
17.6	17.6	—	—	Average train speed (mph)(4)	18.2	18.0	0.2	1
223.2	197.1	26.1	13	Locomotive productivity (daily average GTMs/active horsepower (“HP”))	216.0	179.8	36.2	20
1.06	1.14	0.08	7	Fuel efficiency (U.S. gallon of fuel consumed/1,000 GTMs)	1.06	1.15	0.09	8
71.4	74.4	3.0	4	U.S. gallons of locomotive fuel consumed (millions)(5)	281.7	289.2	7.5	3
3.51	3.47	(0.04)	(1)	Average fuel price (U.S. dollars per U.S. gallon)	3.47	3.45	(0.02)	(1)
14,677	16,369	1,692	10	Total employees (average)(6)(7)	15,011	16,999	1,988	12
14,506	15,713	1,207	8	Total employees (end of period)(6)	14,506	15,713	1,207	8
14,977	16,907	1,930	11	Workforce (end of period)(8)	14,977	16,907	1,930	11
				Safety
1.77	2.05	0.28	14	FRA personal injuries per 200,000 employee-hours	1.69	1.55	(0.14)	(9)
1.35	1.68	0.33	20	FRA train accidents per million train-miles	1.78	1.67	(0.11)	(7)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Incorporates a new reporting methodology where average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.
(3)	Incorporates a new reporting definition where average terminal dwell measures the average time a freight car resides within terminal boundaries.
(4)	Incorporates a new reporting definition where average train speed measures the line-haul movement from origin to destination including terminal dwell hours.
(5)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(6)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(7)	2012 Year-to-date average number of employees has been adjusted for the strike.
(8)	Workforce is defined as total employees plus part time employees, contractors, and consultants.

Non-GAAP Measures—Unaudited

We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures exclude significant items that are not among our normal ongoing revenues and operating expenses. They have no standardized meanings and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Adjusted Performance Measures

Income, excluding significant items, also referred to as Adjusted net income, provides management with a measure of income that allows a multi-period assessment of long-term profitability and also allows management and other external users of our consolidated financial statements to compare profitability on a long-term basis with that of our peers.

Operating income, excluding significant items, also referred to as Adjusted operating income, provides a measure of the profitability of the railway on an ongoing basis.

Operating expenses, excluding significant items, also referred to as Adjusted operating expenses, provides relevant and useful information for evaluating the effectiveness of our operations and underlying business trends.

Diluted earnings per share (“EPS”), excluding significant items, also referred to as Adjusted EPS, provides the same information on a per share basis.

Operating ratio, excluding significant items, also referred to as Adjusted operating ratio, and calculated as Operating expenses, excluding significant items divided by total revenues, provides the percentage of total revenues used to operate the railway on an ongoing basis.

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets and other items that are not normal course business activities.

Reconciliation of Non-GAAP measures to GAAP measures

The following tables reconcile Adjusted operating expenses, Adjusted operating income and Adjusted net income, to Operating expenses, Operating income and Net income, respectively.

	For the year ended December 31		For the three months ended December 31
(in millions of Canadian dollars)	2013	2012	2013	2012
Adjusted operating expenses	$4,289	$4,386	$1,060	$1,124

Add (less) significant items:
Labour restructuring	(7)	53	(7)	53
Asset impairments	435	265	435	265
Management transition costs	(4)	42	5	—

Operating expenses	$4,713	$4,746	$1,493	$1,442

Adjusted operating income	$1,844	$1,309	$547	$378

Less (add) significant items:
Labour restructuring	(7)	53	(7)	53
Asset impairments	435	265	435	265
Management transition costs	(4)	42	5	—

Operating income	$1,420	$949	$114	$60

Adjusted net income	$1,132	$753	$338	$224

Less (add) significant items, net of tax:
Labour restructuring	(5)	39	(5)	39
Asset impairments	257	170	257	170
Management transition costs	(2)	29	4	—
Advisory fees related to shareholder matters	—	20	—	—
Income tax rate change	7	11	—	—

Net income	$875	$484	$82	$15

The following tables reconcile Diluted earnings per share, excluding significant items and Adjusted operating ratio, excluding significant items to Diluted earnings per share and Operating ratio, respectively.

	For the year		For the three
	ended		months ended
Diluted earnings per share	December 31		December 31
(in millions of Canadian dollars)	2013	2012	2013	2012
Excluding significant items	$6.42	$4.34	$1.91	$1.28
Less (add) significant items:
Labour restructuring	(0.03)	0.22	(0.03)	0.22
Asset impairments	1.46	0.98	1.45	0.98
Management transition costs	(0.01)	0.17	0.02	—
Advisory fees related to shareholder matters	—	0.12	—	—
Income tax rate change	0.04	0.06	—	—

Diluted earnings per share as reported	$4.96	$2.79	$0.47	$0.08

	For the year		For the three
	ended		months ended
Operating ratio	December 31		December 31
(in millions of Canadian dollars)	2013	2012	2013	2012
Excluding significant items	69.9%	77.0%	65.9%	74.8%
Add (less) significant items:
Labour restructuring	(0.1)%	0.9%	(0.4)%	3.5%
Asset impairments	7.1%	4.7%	27.1%	17.7%
Management transition costs	(0.1)%	0.7%	0.3%	—

Operating ratio as reported	76.8%	83.3%	92.9%	96.0%

Free Cash

Free cash and cash flow before dividends are non-GAAP measures that management considers to be indicators of liquidity. The measures are used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provide comparable measures for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit, and dividends paid, adjusted for changes in cash and cash equivalents balances resulting from foreign exchange (“FX”) fluctuations.

	For the year		For the three months
Reconciliation of free cash to GAAP cash position	ended December 31		ended December 31
(in million of Canadian dollars)	2013	2012	2013	2012
Cash provided by operating activities	$1,950	$1,328	$659	$469
Cash used in investing activities	(1,597)	(1,011)	(460)	(336)
Change in restricted cash and cash equivalents used to collateralize letters of credit	411	—	65	—
Dividends paid	(244)	(223)	(61)	(61)
Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	10	(1)	9	—

Free cash(1)	530	93	212	72
Cash provided by financing activities, excluding dividend payment (1)	24	193	—	54
Change in restricted cash and cash equivalents used to collateralize letters of credit	(411)	—	(65)	—

Increase in cash and cash equivalents, as shown on the Consolidated Statements of Cash Flows	143	286	147	126
Cash and cash equivalents at beginning of period	333	47	329	207

Cash and cash equivalents at end of period	$476	$333	$476	$333

(1)	Free cash and Cash provided by financing activities, excluding dividend payment have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Foreign Exchange Adjusted Variance

Foreign exchange adjusted variance (“FX adj. variance”) allows certain financial results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at constant currency are obtained by translating the comparable period of the prior year results denominated in U.S. dollars at the foreign exchange rates of the current period. Measures at constant currency are considered non-GAAP measures and do not have any standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

	For the year ended December 31					For the three months ended December 31
(in millions of			Variance	Adjusted	FX Adj.			Variance	Adjusted	FX Adj.
Canadian dollars)	2013	2012	due to FX	2012(1)	%(1)	2013	2012	due to FX	2012(1)	%(1)
Freight revenues	$5,982	$5,550	$83	$5,633	6%	$1,570	$1,464	$42	$1,506	4%
Other revenues	151	145	1	146	3%	37	38	1	39	(5%)

Total revenues	6,133	5,695	84	5,779	6%	1,607	1,502	43	1,545	4%
Total operating expenses	4,713	4,746	70	4,816	(2%)	1,493	1,442	41	1,483	1%

Operating income	$1,420	$949	$14	$963	47%	$114	$60	$2	$62	84%

(1)	These earnings measures have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.